

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 13, 2009

By Facsimile and U.S. Mail

Mr. Phillip W. Terry
Chief Executive Officer
Arena Resources, Inc
6555 S. Lewis Ave.
Tulsa, Oklahoma 74136

   Re: **Arena Resources, Inc**
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed March 12, 2008
     Response Letter Dated August 1, 2008
     Response Letter Dated November 25, 2008
     File No. 001-31657

Dear Mr. Terry:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Jill Davis
          Branch Chief